CHOICETRADE

Crypto's Infrastructure Provider



In the mid 1800s the US' "Wild West" began


Oregon Country
(Shared with United Kingdom)
(Unorganized)
Iowa Territory
Wisconsin Territory
Unorganized territory
Mexico
Texas
Missouri
Arkansas
Louisiana
Mississippi
Illinois
Indiana
Michigan
Ohio
Kentucky
Tennessee
Alabama
Georgia
Florida
South Carolina
North Carolina
Virginia
D.C.
Pennsylvania
New York
Vermont
New Hampshire
Maine
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
(D.C. = District of Columbia)
States
Territories
Other countries

Pioneers from states (depicted in pink) headed west to settle the rest of U.S.

After LAW and ORDER arrived the West was settled



By 1884, the "Wild West" period ended


Washington Territory
Montana Territory
Dakota Territory
Minnesota
Oregon
Idaho Territory
Wyoming Territory
Wisconsin
Michigan
New Hampshire
Vermont
Maine
Massachusetts
New York
Rhode Island
Connecticut
Nevada
Utah Territory
Colorado
Nebraska
Iowa
Illinois
Indiana
Ohio
Pennsylvania
New Jersey
Delaware
Maryland
D.C.
West Virginia
Virginia
(D.C. = District of Columbia)
California
Kansas
Missouri
Kentucky
Arizona Territory
New Mexico Territory
Neutral Strip
Indian Territory (Unorganized)
Greer County (disputed between Texas and Indian Territory)
Arkansas
Tennessee
North Carolina
South Carolina
Mississippi
Alabama
Georgia
Texas
Louisiana
Florida
States
Territories
Other countries
Disputed areas

Hyper growth created Crypto's "Wild West"



Crypto's hyper growth has resulted in its having its own version of the US's wild west...

Crypto currencies' "Wild West" began in 2009



Between 2016 and 2017 crypto currencies spiked from $18 Billion to $600 Billion



2017 ended with 1,325 crypto currencies



Figure 1.3. Number of cryptocurrencies and digital assets

2017 ended with 194 crypto currency exchanges

Rank	Exchange Name
1	Bitfinex
2	Binance
3	coinone
4	Coinbase GDAX
5	Bitstamp
6	HitBTC
7	Quoine
8	Bithumb
9	BTC-e / WEX
10	bitFlyer

Most if not all of these unregistered exchanges have traded tokens illegally because they did not comply with federal securities laws when offering these securities for trading.

2017 ended with Coinbase (largest US "exchange") predicting 187 million users by 2020



Now Coinbase is at risk to be shuttered by the SEC; It has more accounts than Charles Schwab



Unbridled growth led to FRAUD


CRYPTOCURRENCY
SCAM?

Government opinion | Regulations | Top stories

Vietnam strengthens its cryptocurrency ban after a local company allegedly defrauded investors over $650 million.

April 13, 2018 · Philip Maina · 0 Comments · crypto ban, Nguyen Xuan, vietnam, Vuong Dinh

China is moving to eliminate all cryptocurrency trading with a ban on foreign exchanges

Rosie Perper

Feb. 5, 2018, 9:03 PM   9,570

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AT A GL

Japan Shuts Down Two Cryptocurrency Exchanges But It May Be Good News For The Industry



Jake Adelstein Contributor

Mar 8, 2018, 04:48am • 23,038 views • #CyberSecurity

Crypto's 2009-2018 "Wild West" ends



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SEC charges former bitcoin exchange and its founder with fraud

Kate Rooney | @Kr00ney

Published 4:25 PM ET Wed, 21 Feb 2018

World Governments Target Summer 2018 To Regulate Cryptocurrencies

Guest 📅 May 9, 2018 🏷 Sponsored



Exchange bans and closings are drying up liquidity and depressing prices of crypto currencies



Crypto community now at "momentum interruptus"
Exchange bans cause interruption in crypto currencies adoption cycle



These bans have created a chasm for the crypto currencies adoption cycle that all new products must go through to gain mass market acceptance.



SEC regulated online broker

Positioned to become the front runner
in the regulated trading of crypto currencies

- Operating since 2000

- Earned Barron's prestigious 4 stars 6 times

- Clients in the US and over 100 other countries

- Proprietary software and systems

INFRASTRUCTURE now evolving to improve liquidity and reduce fraud

Similar to existing regulated stock markets

ChoiceTrade is a front runner in the world of regulated crypto currencies because

- **ChoiceTrade already has the software and systems that form the core of this infrastructure**

- **Our trusted systems have been built over the course of a decade, and are not easily replicated**

INVESTMENT	CHOICETRADE	E*TRADE	TD AMERITRADE	INTERACTIVE BROKERS
STOCKS	YES	YES	YES	YES
OPTONS	YES	YES	YES	YES
ROBOTRADING	YES	NO	NO	NO
STARTUPS - PRIVATE EQUITY	YES*	NO	NO	NO
CRYPTO CURRENCIES	YES*	NO	NO	NO
MICRO INVESTING APP	YES*	NO	NO	NO

* Post funding

We believe that our ability to include
Crypto Currencies and Startups entries
in client statements will allow us to attract online brokers' existing clients



Statement Reporting Period:
04/01/18 - 04/30/18

(787) 680-0085
CHOICETRADE
www.choicetrade.com
service@choicetrade.com

Statment for Account # 000-01
JOHN DOE
2000 SAMPLE RD
CITY, ST 23005

Investment	Current Value	Cost Basis	Gain/Loss	% Change	Portfolio Allocation %
Cash	$4,500	$4,500	NA	NA	4.5%
Stocks	$31,800	$30,000	$1,800	6%	31.8%
Bonds	$37,000	$35,000	$2,000	6%	37%
Startups - Private Equity	$11,500	$7,500	$4,000	53%	11.5%
Crypto Currencies	$9,600	$6,000	$3,600	60%	9.6%
Options	$1,000	$2,500	($1,500)	-60%	1%
Mutual Funds	$4,600	$4,500	$100	2%	4.6%
Total	$100,000	$90,000	$10,000	11%	100%

Portfolio Allocation

Options 1%
Mutual Funds 4.6%
Cash 4.5%
Crypto Currencies 9.6%
Stocks 31.8%
Startups - Private Equity 11.5%
Bonds 37%

Pro-forma Portfolio Allocation



ChoiceTrade added to Trophy Investing's Portfolio @

$1.50 per share on May 17, 2018

"Online crypto currency infrastructure first mover"



ChoiceTrade plans to take advantage of the **opportunity** that **Law and Order** brings to the **Crypto space**.

Additionally, as more and more companies move toward tokenizing their stock, **ChoiceTrade** intends to allow its customers to seamlessly **trade new and old-world securities** alike, **effortlessly and cost effectively.**

We believe **ChoiceTrade's** experience, coupled with its technology, provides the infrastructure **to be a first mover.**

Music: https://www.bensound.com